Exhibit 99.4

Gary H. Giroux, P. Eng., MASc.
Giroux Consultants Ltd.
Suite 1215, 675 West Hastings St.
Vancouver, British Columbia, Canada V6B 1N2

CONSENT OF QUALIFIED PERSON

I, Gary H. Giroux P.Eng., MASc., consent to the public filing of the amended technical report titled "Preliminary Economic Assessment of the Ixtaca Project" and dated 07 April 2016 (the "Technical Report") by Almaden Minerals Ltd.

I also consent to any extracts from or a summary of the Technical Report in the December 9th, 2015 news release of Almaden Minerals Ltd.

I confirm that I have read the December 9th, 2015 news release filed by Almaden Minerals Ltd. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.
Dated this 13th day of April, 2016

"ORIGINAL SIGNED AND SEALED"

Gary H. Giroux, P.Eng., MASc.